

June 18, 2007

By facsimile to (310) 552-5001 and U.S. Mail

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed June 7, 2007
        File No. 333-138603
        Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and
        Subsequent Exchange Act Reports
        File No. 333-114622

Dear Mr. Luo:

        We reviewed the filings and have the legal comments below. We expect to provide
accounting comments on the filings during the week of June 25, 2007.

General

1.   Please file a separate registration statement for the bond and warrant resale transaction.
        In general, it is not appropriate to add securities to a pre-effective registration statement
        that have been sold after the registration statement was filed. In addition, the inclusion of
        three transactions on this registration statement may be confusing to investors.

2.   We note that China Architectural Engineering, Inc. or CAEI is registering for resale
        4,761,905 shares of common stock into which the bonds are convertible, 800,000 bond
        warrants to purchase 800,000 shares of common stock, and 800,000 shares of common
        stock issuable upon exercise of the bond warrants. We also understand that you have 50
        million shares outstanding, and that about 90% of those shares are held by a single

shareholder and its affiliates, such that only approximately five million shares could be held by non-affiliates. Given the size of the offering of these shares by the selling securityholder relative to the number of outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Since CAEI is ineligible to conduct a primary offering on Form S-3, CAEI would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. CAEI must:

- File a registration statement for the "resale" offering at the time of each conversion and warrant exercise because CAEI is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

- Identify the selling securityholder as an underwriter in the registration statement.

- Include the price at which the underwriter will sell the securities.

Alternatively, if CAEI wishes to continue with the registration of these shares at this time, please identify the selling securityholder as an underwriter and include a fixed price at which the selling securityholder will sell the securities.

Recent Events, page 3

3.   We note the revisions to the fourth paragraph under this subheading. Further to our prior comment 1, please explain why the WestPark shares and FirstAlliance Financial Group shares were to be included on a later registration statement. In addition, please consider using a bullet point format in this paragraph to improve the clarity of your disclosure about which shares were to be included in which offering.

Bond and Warrant Resale Prospectus

4.   If you register the resale of the warrants, you must also register the exercise of the warrants by persons who purchase them from the selling securityholder as they will make a separate investment decision as to the exercise of the warrants. Please clarify on the cover page of the prospectus and elsewhere that you are registering the exercise by these persons as well as the resale of the warrants and the resale of the underlying common stock by the selling securityholder.

The Offering, page 6A

5.   Under a discrete caption or heading, state the amounts of debt that rank senior to and equally with the convertible bonds. Disclose also the maximum amount of additional debt that CAEI may issue that ranks senior to the convertible bonds as of the date of the latest balance sheet data in the prospectus.

6.   Under a discrete caption or heading, disclose a bondholder's redemption right if CAEI's common stock ceases to be listed on the American Stock Exchange or there is a change of control as defined in the trust deed. Further, indicate that CAEI may have insufficient financial resources or may be unable to arrange financing to repurchase the bonds.

Redemption at the Bondholder's Option, page 6A and Conversion, page 6A

7.   Expand the disclosures to indicate, if true, that CAEI may have insufficient financial resources or may be unable to arrange financing to repay the indebtedness or make cash payments.

Description of the Bonds, page 62A

8.   Revise the second paragraph's first sentence to indicate that CAEI is summarizing the material provisions of the bonds and the trust deed.

Redemption for Delisting or a Change in Control, page 62D

9.   Expand the disclosure to summarize the trust deed's material provisions relating to redemption for delisting or a change of control.

Description of the Bond Warrants, page 62F

10.   We note the "does not purport to be complete" and "qualified in its entirety" language. Revise to clarify that the summary includes the material terms of the bond warrants. Further, CAEI may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act, and revise.

Material United States Federal Income Tax Consequences for Holders of Bonds and Bond Warrants, page 62H

11.   Since the word "certain" may imply that CAEI has not disclosed all material United States federal income tax consequences and investors cannot rely on the disclosures, delete the word "certain" in the first sentence of this section's first paragraph and in the first sentence under "Consequences to U.S. Holders."

12.   We note frequent use of the word "Generally" or "generally" and the words "In general" throughout this section. For example, refer to "Payments of Interest" on page 62I and "Market Discount" and "Amortizable Premium" on page 62J. Since the word "Generally" or "generally" and the words "In general" may imply that CAEI has not disclosed all material United States federal income tax consequences and investors cannot rely on the disclosures, please delete.

13.   Since the tax consequences are material to an investor and CAEI includes a representation of the tax consequences in the prospectus, CAEI must file a tax opinion as an exhibit to the registration statement. See Item 601(b)(8) of Regulation S-K. If CAEI elects to file a short form tax opinion, the opinion and this section of the prospectus both must state clearly that the discussion in this section constitutes counsel's opinion. Neither the opinion nor this section should state merely that the discussion in this section is a fair and accurate summary of the United States federal income tax consequences. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

14.   We note that CAEI intends to file by amendment the legality opinion. Note that counsel must opine that the debt securities will be binding obligations of CAEI, subject to bankruptcy and equitable principles limitations. Further, counsel must opine on the law of the jurisdiction governing the trust deed because debt is a contractual obligation and the opinion must opine on whether the contract is a legally binding contract. We note the disclosure under "Governing Law" on page 62E that the trust deed is governed by English law. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        10100 Santa Monica Boulevard, 7th Floor
        Los Angeles, CA 90067

        Joseph V. Stubbs, Esq.
        Scott Galer, Esq.
        Stubbs Alderton & Markiles, LLP
        15260 Ventura Boulevard, 20th Floor
        Sherman Oaks, CA 91403